Filed Pursuant to Rule 424(b)(3)

Registration No. 333-277103

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 11 DATED OCTOBER 24, 2025

TO THE PROSPECTUS DATED APRIL 7, 2025

We are providing this Supplement No. 11 to you in order to supplement our prospectus dated April 7, 2025 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	the adjusted per share public offering price for each class of our shares;
•	information about our distributions;
•	the Company’s net asset value for the month ended September 30, 2025;
•	certain return information for all outstanding classes of shares; and
•	an update to the “Management”, “Security Ownership”, and “Conflicts of Interest” sections.

Public Offering Price Adjustment

On October 23, 2025, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of October 30, 2025 and will be used for the Company’s next monthly closing for subscriptions on October 31, 2025. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of September 30, 2025. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$40.99	$39.33	$37.24	$37.96
Selling Commissions, Per Share	$2.46	$1.18
Dealer Manager Fees, Per Share	$1.02	$0.69

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 54 of this Prospectus. On October 23, 2025, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
November 25, 2025	November 26, 2025	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended September 30, 2025

On October 23, 2025, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of September 30, 2025 (in thousands, except per share data):

Month Ended September 30, 2025	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$162,757	$333,763	$84,073	$113,745	$604,439	$72,310	$1,371,087
Number of Outstanding Shares	3,871	8,897	2,244	3,054	15,924	1,699	35,689
Net Asset Value, Per Share	$42.05	$37.51	$37.46	$37.24	$37.96	$42.55
Net Asset Value, Per Share Prior Month	$41.82	$37.48	$37.37	$37.19	$37.98	$42.43
Increase/Decrease in Net Asset Value, Per Share from Prior Month	$0.23	$0.03	$0.09	$0.05	($0.02)	$0.12

The change in the Company’s net asset value per share for each applicable share class for the month ended September 30, 2025 was primarily driven by the increases in the fair value of ten out of seventeen of the Company’s portfolio company investments. The fair value of five of the Company’s portfolio company investments decreased during the same period. The fair value of two of the Company’s portfolio company investments did not change. As of September 30, 2025, the Company had total assets of approximately $1.43 billion.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 5-Year Return, Annualized Return Since Inception, and cumulative total returns through September 30, 2025 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	Annualized Return Since Inception(5)	Cumulative Total Return(5)	Cumulative Return Period
Class FA (no sales load)	8.6%	12.6%	35.0%	72.7%	11.1%	123.1%	February 7, 2018 – September 30, 2025
Class FA (with sales load)	1.5%	5.3%	26.3%	61.4%	10.1%	108.6%	February 7, 2018 – September 30, 2025
Class A (no sales load)	7.9%	11.7%	31.2%	62.9%	10.0%	104.4%	April 10, 2018 – September 30, 2025
Class A (with sales load)	-1.3%	2.2%	20.0%	49.0%	8.7%	87.0%	April 10, 2018 – September 30, 2025
Class I	7.8%	11.4%	30.8%	62.8%	10.1%	106.0%	April 10, 2018 – September 30, 2025
Class T (no sales load)	7.1%	10.6%	28.1%	56.7%	9.1%	89.7%	May 25, 2018 – September 30, 2025
Class T (with sales load)	2.0%	5.3%	22.0%	49.3%	8.4%	80.7%	May 25, 2018 – September 30, 2025
Class D	7.6%	11.3%	30.3%	61.7%	9.5%	93.5%	June 26, 2018 – September 30, 2025
Class S (no sales load)	8.6%	12.6%	35.5%	74.6%	12.2%	88.4%	March 31, 2020 – September 30, 2025
Class S (with sales load)	4.8%	8.7%	30.8%	68.5%	11.5%	81.8%	March 31, 2020 – September 30, 2025

(1) For the period from January 1, 2025 through September 30, 2025.

(2) For the period from October 1, 2024 through September 30, 2025.

(3) For the period from October 1, 2022 through September 30, 2025.

(4) For the period from October 1, 2020 through September 30, 2025.

(5) For the period from the date the first share was issued for each respective share class through September 30, 2025. The Annualized Return Since Inception captures the average annual performance over the return period. It is calculated as a geometric average, meaning it captures the effects of compounding over time.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the nine months ended September 30, 2025, sources of declared distributions on a GAAP basis were as follows:

	Nine Months Ended September 30, 2025
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$14,470	45.6%
Net realized gains	1,432	4.5%
Distributions in excess of net investment income and net realized gains[2]	17,262	54.4%
Total distributions declared	$31,732	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Nine Months Ended September 30, 2025
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$13,453	85.7%
Expense support (reimbursement)	1,017	6.5%
Net investment income	$14,470	92.2%
Net realized gains	1,432	9.1%
Cash distributions net of distributions reinvested in excess of net investment income and net realized gains[2]	⸺	⸺ %
Cash distributions declared net of distributions reinvested[3]	$15,703	100.0%

1 Net investment income includes expense support, net due from the Manager and Sub-Manager of $1,017 for the nine months ended September 30, 2025.

2 Consists of distributions made from offering proceeds for the period presented.

3 For the nine months ended September 30, 2025, excludes $16,029 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2024, 2023, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 55.6%, 76.9%, 76.3%, 65.2%, 42.3%, 61.7%, and 85.2%, reimbursable expense support of 0.1%, 0.0%, 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 44.3%, 23.1%, 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. If the Company receives additional expense support now or in the future, it will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.

Management

The following chart under “Management—Directors and Executive Officers” located on page 109 of the Prospectus is amended and restated to reflect the election of Andrew M. Schwartz as a director which is effective as of November 1, 2025.

The following table sets forth certain information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position(s) Held with Us	Director/Executive Officer Since
James M. Seneff, Jr.	79	Director and Chairman of the Board (Class II)	2017
Andrew M. Schwartz	42	Director (Class III)	2025
Mark D. Linsz	61	Independent Director (Class II)	2017
Benjamin A. Posen	57	Independent Director (Class I)	2017
Robert J. Woody	81	Independent Director (Class III)	2017
Chirag J. Bhavsar	56	Chief Executive Officer	2017
Tammy J. Tipton	65	Chief Financial Officer and Interim Chief Operating Officer	2016
Paul W. Drury	64	Senior Managing Director	2022

The following director biography replaces the biography of Mr. Arthur E. Levine under the section “Management—Directors and Executive Officers” on page 108 of the Prospectus.

Andrew M. Schwartz, serves as a director on our Board. Mr. Schwartz joined LLCP in 2011 and currently serves as a Partner of LLCP. In this capacity, he is responsible for the day-to-day management of the U.S. Investment Team and is actively involved in sector strategy, deal structuring and due diligence and oversight of the U.S. portfolio. Mr. Schwartz is a member of the Executive and Investment Committees. Prior to joining LLCP, Mr. Schwartz was a Vice President with Liberty Partners, a middle-market private equity firm, and previously an investment banker with Jefferies, both based in New York. Mr. Schwartz attended the University of Pennsylvania where he received a B.S. in Economics with a Concentration in Finance from The Wharton School and a B.S.E. in Computer Science and Engineering from the School of Engineering and Applied Science.

Mr. Schwartz was selected as an interested director on the Board because of his prior leadership experience at LLCP and his experience acquiring and managing businesses.

The following replaces the cross reference to Arther E. Levine with a cross reference to Andrew M. Schwartz under the section “Management—Senior Executives of the Sub-Manager” on page 113 of the Prospectus:

Andrew M. Schwartz is also a director on our board of directors and his biographical information is included in the prospectus under “Management—Directors and Executive Officers.”

The following removes Andrew M. Schwartz’s biography and adds a new biography for Arthur E. Levine under the section “Management—Senior Executives of the Sub-Manager” on page 113 of the Prospectus:

Arthur E. Levine serves as the Co-Chairperson of the Executive and Investment Committees of LLCP, which he co-founded in 1984.  In addition to planning the strategic direction of LLCP, his activities include primary responsibility for the investment activities of LLCP and institutional fundraising. Mr. Levine is a graduate of Columbia Law School (where he was a Harlan Fiske Stone Scholar) and received his MBA from UCLA Anderson School of Management. Mr. Levine has been married to Ms. Leichtman, a co-founder of LLCP, since 1979.

Security Ownership

The “Security Ownership” section on page 142 of the Prospectus is amended and restated as follows:

SECURITY OWNERSHIP

The following table sets forth, as of October 23, 2025, information with respect to the beneficial ownership of our shares by: (i) each person known to us to beneficially own more than 5% of any class the outstanding shares; (ii) each of our directors and named executive officers; and (iii) all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares subject to options that are currently exercisable or exercisable within 60 days of the offering. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power, based upon the information furnished to us by such shareholders, directors and executive officers.

Name and Address(1)	Number of Shares Beneficially Owned	Percentage of all Shares(2)
James M. Seneff, Jr.	220,096(3)(4)	*
Andrew M. Schwartz	—	*
Mark D. Linsz	2,668(4)(5)	*
Benjamin A. Posen	2,000(4)	*
Robert J. Woody	5,400(4)(6)	*
Chirag J. Bhavsar	19,079(4)	*
Tammy J. Tipton	6,091(4)(7)	*
Paul W. Drury	7,474(8)	*

All executive officers and directors as a group (8 persons)	262,808	0.74%

*	Represents beneficial ownership of less than 1%
(1)	Unless otherwise indicated, the address of each beneficial owner is c/o CNL Strategic Capital, LLC, 450 South Orange Avenue, Suite 1400, Orlando, FL 32801-3336.
(2)	Based on a total of 35,689,496 shares outstanding as of October 23, 2025.
(3)	Represents 60,096 Class FA shares held of record by the Manager, CNL Strategic Capital Management, LLC, an indirect subsidiary of CNL Financial Group, LLC, which is indirectly wholly owned by Mr. Seneff. Also represents 160,000 Class FA shares held of record by CNL Strategic Capital Investment, LLC, which is indirectly controlled by Mr. Seneff.
(4)	Includes common shares purchased in our private offerings.
(5)	Represents 2,000 Class FA common shares and 668 Class A common shares.
(6)	Represents 4,000 Class FA common shares and 1,400 Class A common shares.
(7)	Represents 2,616 Class FA common shares, 356 Class A common shares, and 3,119 Class I common shares.
(8)	Represents Class I common shares.

Conflicts of Interest

The “Conflicts of Interest —Competition for Management Time” section on page 147 of the Prospectus is amended and restated as follows to reflect Mr. Schwartz’s appointment to the Company’s board of directors as of November 1, 2025.

James M. Seneff, Jr. and Andrew M. Schwartz, who serve as members of our board of directors, and Chirag J. Bhavsar, Tammy J. Tipton and Paul W. Drury, who serve as our executive officers, engage in the management of other business entities and properties and in other business activities, including activities associated with our affiliates. All of these individuals devote only as much of their time to our business as they, in their judgment, determine is reasonably required, which could be substantially less than their full time. The amount of time these individuals devote could be impacted by and commensurate with the level of our operating activity which will be impacted by the amount of funds raised from this offering and the subsequent acquisitions. These individuals may experience conflicts of interest in allocating management time, services, and functions among us and the various entities, investor programs (public or private) and any other business ventures in which any of them are or may become involved.